FlexShopper, Inc.

2700 North Military Trail, Ste. 200

Boca Raton, FL 33432

Tel: 561-419-2923

By EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-6010

Attention: Edward M. Kelly, Senior Counsel

Re:	FlexShopper, Inc.: Registration Statement on Form S-1 (File No. 333-201644)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), FlexShopper, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 11:00 a.m. (Washington, D.C. time), on Monday, July 27, 2015, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Steven Morse, Esq. of Morse & Morse, PLLC at (516) 487-1446.

Sincerely,

FLEXSHOPPER, INC.

By:	/s/ Brad Bernstein
Name: Brad Bernstein Title: Chief Executive Officer